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                          April 16, 2024

       Peter M. Carlson
       Chief Executive Officer
       Spectral AI, Inc.
       2515 McKinney Avenue, Suite 1000
       Dallas, TX 75201

                                                        Re: Spectral AI, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 10,
2024
                                                            File No. 333-278610

       Dear Peter M. Carlson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Herbert F. Kozlov